

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005033

DIVISION OF
CORPORATION FINANCE

January 26, 2015

No Act
PE 12/16/14

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-26-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Textron Inc.
Incoming letter dated December 16, 2014

Dear Mr. Mueller:

This is in response to your letters dated December 16, 2014 and January 13, 2015 concerning the shareholder proposal submitted to Textron by Kenneth Steiner. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Textron's intention to exclude the proposal from Textron's proxy materials solely under rule 14a-8(i)(9). We also have received letters on the proponent's behalf dated January 7, 2015 and January 13, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Textron may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Textron Inc. (TXT)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2014 company request concerning this rule 14a-8 proposal.

The text below from the proponent party January 7, 2014 letter is modified to address the company January 13, 2015 letter.

The non-binding shareholder proposal does not appear to conflict with the company's 2015 Long-Term Incentive Plan. Based on the limited information provided by the company it appears that the 2015 Plan will go into effect immediately after the 2015 annual meeting. After the 2015 annual meeting the 2015 Long-Term Incentive Plan (if approved) will then become a current plan and will not be subject to the non-binding shareholder proposal if the non-binding proposal is eventually adopted. The non-binding proposal clearly cannot go into effect immediately after the 2015 annual meeting. The non-binding proposal does not apply to future incentive payments resulting from current plans such as the 2015 Long-Term Incentive Plan which will become a current plan before the non-binding proposal can be adopted.

Plus the rule 14a-8 proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all *future* incentive plans and award agreements [after the 2015 Long-Term Incentive Plan] and that the policy be posted on the company website."

And it would seem that the company's Section 6(j) would only apply to the 2015 Long-Term Incentive Plan and not leap outside the Plan and apply to all previous and future incentive pay plans. Section 6(j) would need additional language to remove ambiguity if it is intended to apply to all future Long-Term Incentive Plans after the 2015 Long-Term Incentive Plan. Even then it would be relatively buried and would not appear on the company website for ready access and enforcement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

[TXT: Rule 14a-8 Proposal, October 31, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Text of Section 6(j) of the Proposed Textron Inc. 2015 Long-Term Incentive Plan

The Committee shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment under any Award to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Committee determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this provision, the term "executive officer" means any officer who has been designated an executive officer by the Board.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 90016-00017

January 13, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Textron Inc.*
Supplemental Letter Regarding Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 16 , 2014, we submitted a letter (the "No-Action Request") on behalf of Textron Inc. (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). The Proposal requests that the Organization and Compensation Committee of the Company's Board of Directors "adopt an incentive pay recoupment policy" under which it would review and determine whether to seek recoupment of incentive compensation under certain specified conditions. The Proposal further states, "The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements…." The No-Action Request demonstrates that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because it conflicts with a proposal that the Company plans to submit at its 2015 Annual Meeting of Shareholders (the "Company Proposal"). More specifically, the Company Proposal seeks shareholder approval of the Textron Inc. 2015 Long-Term Incentive Plan (the "Plan"), which contains a recoupment provision, the text of which is set forth in the No-Action Request, applicable to all future annual incentive payments and long-term incentive payments made pursuant to awards granted to executive officers under the Plan.

On January 7, 2015, John Chevedden submitted a letter to the Staff on behalf of the Proponent (the "Response") responding to the No-Action Request. *See* Exhibit A. The Response argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(9) because the Proposal does not conflict with the Plan. We write supplementally to respond to this assertion.

The Response does not dispute that the terms of the recoupment policy conflict with the recoupment policy that will be included in the Company Proposal. Notwithstanding the conflicting recoupment terms, the Response appears to argue that there is no conflict because the Company Proposal "will go into effect immediately," through the adoption of the Plan, while the Proposal "could not go into effect immediately after the 2015 annual meeting." There is no basis for the Proponent's assertion. The Response ignores the Proposal's clear mandate that its "recoupment provisions be included in all future incentive plans *and award agreements*" (emphasis added). Thus, the Proposal would apply to any incentive awards granted after the 2015 annual meeting, including the award agreements that would be issued under the Plan. As the Response acknowledges, the recoupment provision in the Plan likewise will apply to all incentive awards granted to executive officers under the Plan after the date of the 2015 annual meeting, because the Plan will go into effect immediately assuming the Plan is approved by shareholders at the Company's 2015 annual meeting. Accordingly, contrary to the Response's assertions, adoption of both the Proposal and the Company Proposal would create a real and immediate conflict, thus allowing for the Proposal's exclusion under Rule 14a-8(i)(9).

The other statements in the Response appear only to affirm the existence of conflicting provisions between the Company Proposal and the Proposal.

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal from its 2015 Proxy Materials. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jayne Donegan, the Company's Senior Associate General Counsel, at (401) 752-5187.

Sincerely,



Ronald O. Mueller

ROM/rww
Enclosures

GIBSON DUNN

cc: Jayne Donegan, Textron Inc.
John Chevedden
Kenneth Steiner

101861714.3

<u>EXHIBIT A</u>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 7, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Textron Inc. (TXT)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2014 company request concerning this rule 14a-8 proposal.

This proposal does not appear to conflict with the company's 2015 Long-Term Incentive Plan. Based on the limited information provided by the company it appears that the 2015 Plan will go into effect immediately after the 2015 annual meeting. The precatory shareholder proposal could not go into effect immediately after the 2015 annual meeting.

Plus the shareholder proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all ***future*** incentive plans [after the 2015 Long-Term Incentive Plan] and award agreements and that the policy be posted on the company website."

And it would seem that the company's Section 6(j) would only apply to the 2015 Long-Term Incentive Plan and not leap outside the Plan and apply to all previous and future incentive pay plans.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Jayne Donegan <JMDonegan@Textron.com>

[TXT: Rule 14a-8 Proposal, October 31, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 7, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Textron Inc. (TXT)
Recovery of Unearned Management Bonuses
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 16, 2014 company request concerning this rule 14a-8 proposal.

This proposal does not appear to conflict with the company's 2015 Long-Term Incentive Plan. Based on the limited information provided by the company it appears that the 2015 Plan will go into effect immediately after the 2015 annual meeting. The precatory shareholder proposal could not go into effect immediately after the 2015 annual meeting.

Plus the shareholder proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all *future* incentive plans [after the 2015 Long-Term Incentive Plan] and award agreements and that the policy be posted on the company website."

And it would seem that the company's Section 6(j) would only apply to the 2015 Long-Term Incentive Plan and not leap outside the Plan and apply to all previous and future incentive pay plans.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Jayne Donegan <JMDonegan@Textron.com>

[TXT: Rule 14a-8 Proposal, October 31, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 90016-00017

December 16, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *Textron Inc.*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Textron Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal relates to an incentive pay recoupment policy and states:

> RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.
>
> Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Meeting of Shareholders.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2015 Annual Meeting Of Shareholders.

The Company will submit a proposal (the "Company Proposal") seeking shareholder approval of the Textron Inc. 2015 Long-Term Incentive Plan (the "Plan") at its 2015 Annual Meeting of Shareholders. As discussed below, Section 6(j) of the Plan, which is attached to this letter as Exhibit B, contains a provision subjecting certain awards to recoupment under a specific set of circumstances described in that provision of the Plan. Accordingly, the Proposal, which provides for recoupment of any incentive compensation paid to executive officers under circumstances that differ from those addressed by Section 6(j) of the Plan, directly conflicts with the Plan and with the Company Proposal, which seeks shareholder approval of the Plan.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n.27 (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., AOL Time Warner, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit granting stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Here, under the Company Proposal, the Company's shareholders will be voting on whether to approve a clawback provision that authorizes the Organization and Compensation Committee of the Board (the "Committee") to pursue the recoupment of annual incentive payments and long-term incentive payments made pursuant to awards granted to executive officers under the Plan in situations that differ from, and are in conflict with, those set forth in the Proposal. Specifically, Section 6(j) of the Plan sets forth the terms under which these awards will be subject to recoupment:

> The Committee shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment under any Award to an

> executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Committee determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this provision, the term "executive officer" means any officer who has been designated an executive officer by the Board.

On the other hand, the Proposal requests that the Committee adopt a recoupment policy under which:

> [T]he Committee will . . . review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) [a] senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks.

As the foregoing language shows, the Proposal conflicts with the Company Proposal in numerous respects. For example, whereas the Plan provides for mandatory recoupment when certain conditions are satisfied, the Proposal provides only for review and a discretionary determination by the Committee. Further, the Plan provides for recoupment only in circumstances where there is a "substantial restatement" of financial results that would lower the amount of annual and long-term incentive compensation payable to an executive, whereas the Proposal would provide for recoupment where there has been "significant financial or reputational harm" to the Company, which concept is not otherwise defined. Additionally, the Plan requires that reimbursement be required where the Committee determines that the executive engaged in intentional misconduct that caused the need for the restatement, whereas the Proposal provides that the Committee determine whether to seek recoupment where there has been "misconduct resulting in a violation of law or company policy" which causes the harm to the company. Therefore, with respect to each of these elements, the Proposal is in direct conflict with the Plan and would "present alternative and conflicting decisions for shareholders" from the Company Proposal, which shareholders will be voting on at the Company's 2015 Annual Meeting of Shareholders.

The Staff previously has concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(9) in circumstances almost identical to those of the instant case. In *The Boeing Co.* (avail. Feb. 25, 2014, *recon. denied* Mar. 14, 2014), the company received a shareholder proposal with recoupment conditions matching those in the Proposal. In its request for no-action relief, the company indicated that it planned to amend and restate its stock incentive plan and submit that plan for shareholder approval at its annual meeting. The company further indicated that its restated plan contained a provision, which is substantially identical to Section 6(j) of the Plan, that permitted recoupment under circumstances different from those described in the shareholder proposal. The Staff concurred in the exclusion of the shareholder proposal, noting that Boeing had indicated that "the [shareholder] proposal would directly conflict" with the "proposal sponsored by Boeing to amend and restate [its] Stock Incentive Plan."

The Staff also has found a direct conflict under Rule 14a-8(i)(9) in other situations where a shareholder proposal seeks to place limitations or terms on executive compensation that conflict with terms set forth in a compensation plan that the company is submitting to a shareholder vote. *See, e.g., Community Health Systems, Inc.* (avail. Mar. 7, 2014) (concurring in the exclusion of a proposal requesting that there be no accelerated vesting of equity awards granted to senior executives upon termination following a change in control because it conflicted with a company-submitted proposal to approve a compensation plan that provided for accelerated vesting of equity awards in the event of a termination following a change in control); *ConocoPhillips* (avail. Feb. 28, 2014) (concurring in the exclusion of a proposal requesting that there be no accelerated vesting of equity awards granted to senior executives upon a change in control because it conflicted with a company-submitted proposal to approve a compensation plan that provided for accelerated vesting of equity awards in the event of a termination following a change in control); *Sysco Corp.* (avail. Sept. 20, 2013) (same); *Union Pacific Corp.* (avail. Jan. 15, 2013) (same); *Charles Schwab Corp.* (avail. Feb. 19, 2010) (concurring in the exclusion of a proposal requesting a deferral period for the payment of awards during which the amount of such awards could be adjusted based on the company's performance after the end of the performance period, because it conflicted with a company-submitted proposal to approve a plan under which awards would be paid shortly after the end of the performance period and where the amount of such awards could be based only on the company's performance during the performance period); *Abercrombie & Fitch* (avail. May 2, 2005) (concurring with the company's position that a shareholder proposal requesting the adoption of a policy that stock options be performance-based conflicted with the company's proposal that stock options be based on time and other non-performance-based events); *Crown Holdings, Inc.* (avail. Feb. 4, 2004) (concurring in the exclusion of a shareholder proposal to terminate future stock options to senior executives because it conflicted with a company proposal to approve an incentive compensation plan that included stock option awards).

GIBSON DUNN

Consistent with the aforementioned precedent, and in the context of conflicting provisions that are almost identical to those considered in *Boeing*, the Proposal directly conflicts with the Plan and with the Company Proposal, which seeks shareholder approval of the Plan at the Company's 2015 Annual Meeting of Shareholders. Accordingly, just as the Staff found that the shareholder proposal in *Boeing* "directly conflict[ed]" with Boeing's proposal to approve its stock incentive plan, the Proposal also directly conflicts with the Company Proposal, which is being submitted for shareholder approval at the same meeting of shareholders for which the Proposal was submitted.

Because of the conflict between the Proposal and the Company Proposal, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved. Therefore, because the Proposal and the Company Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Jayne Donegan, the Company's Senior Associate General Counsel, at (401) 752-5187.

Sincerely,



Ronald O. Mueller

ROM/rww
Enclosures

cc: Jayne Donegan, Textron Inc.
John Chevedden
Kenneth Steiner

101831115.2

GIBSON DUNN

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16***

Mr. E. Robert Lupone
Corporate Secretary
Textron Inc. (TXT)
40 Westminster Street
Providence RI 02903
Tel: 401 421-2800
Fax: 401-421-2878

Dear Mr. Lupone,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16*** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jayne Donegan <JMDonegan@Textron.com>
Ann Willaman <AWillaman@textron.com>
FX: (401) 457-2220
FX: 401-457-3666

[TXT: Rule 14a-8 Proposal, October 31, 2014]

Proposal 4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16***

TEXTRON

Jayne M. Donegan
Senior Associate General Counsel

Textron Inc.
40 Westminster Street
Providence, RI 02903
Tel: (401) 752-5187
Fax: (401) 457-3666
jmdonegan@textron.com

November 11, 2014

VIA OVERNIGHT MAIL
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16***

Dear Mr. Chevedden:

I am writing on behalf of Textron Inc. (the "Company"), which received via email on October 31, 2014, a shareholder proposal from Kenneth Steiner entitled "Recovery of Unearned Management Bonuses" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareholders (the "Proposal"). The letter accompanying the Proposal indicated that all communications regarding the Proposal should be directed to you.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of Mr. Steiner's continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 31, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2014; or

- if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate Mr. Steiner's ownership by submitting a written statement from the "record" holder of Mr. Steiner's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository

(DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether Mr. Steiner's broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Steiner's broker or bank is a DTC participant, then you need to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2014.

(2) If Mr. Steiner's broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 31, 2014. You should be able to find out the identity of the DTC participant by asking Mr. Steiner's broker or bank. If Mr. Steiner's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on his account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 31, 2014, the requisite number of Company shares were continuously held: (i) one from Mr. Steiner's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Textron Inc., 40 Westminster St., Providence, Rhode Island 02903. Alternatively, you may transmit any response by facsimile to me at (401) 457-3666.

If you have any questions with respect to the foregoing, please contact me at (401) 752-5187. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Jayne Donegan
Senior Associate General Counsel

cc: Kenneth Steiner

Enclosures



TXT
Post-it® Fax Note 7671

To Jayne Donegan		From John Chevedden	
Co./Dept.		Co.	
Phone #		Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 401-457-3666		Fax #	

Date 11-13-14 # of pages ▶

11/11/2014

Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16***

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188.

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Textron Inc (TXT)
Nasdaq OMX Group (NDAQ)
AT&T (T)
Pfizer Inc (PFE)
General Electric (GE)
Citigroup (C)
American Express (AXP)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

GIBSON DUNN

EXHIBIT B

Text of Section 6(j) of the Proposed Textron Inc. 2015 Long-Term Incentive Plan

The Committee shall, in all appropriate circumstances, require reimbursement of any annual incentive payment or long-term incentive payment under any Award to an executive officer where: (1) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of Company financial statements filed with the Securities and Exchange Commission; (2) the Committee determines the executive engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and (3) a lower payment would have been made to the executive based upon the restated financial results. In each such instance, the Company will, to the extent practicable, seek to recover from the individual executive the amount by which the individual executive's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results. For purposes of this provision, the term "executive officer" means any officer who has been designated an executive officer by the Board.